                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20509

                                    FORM 15

                   Certification and Notice of Termination of
                    Registration under Section 12(g) of the
                 Securities Exchange Act of 1934 or Suspension
                                of Duty to File
                   Reports Under Section 13 and 15(d) of the
                        Securities Exchange Act of 1934.

                         Commission File Number 1-10244

                           Weirton Steel Corporation

             (Exact name of registrant as specified in its charter)

                             400 Three Springs Drive
                             Weirton, WV 26062-4989
                                 (304) 797-2000
          ------------------------------------------------------------
                        (Address, including zip code, and
                           telephone number, including
             area code, of registrant's principal executive offices)

                     Common Stock, Par Value $0.01 per share
   Preferred Stock, Series C Convertible Redeemable, Par Value $0.10 per share
                             11 3/8% Notes Due 2004
                             10 3/4% Notes Due 2005
                        10% Senior Secured Notes due 2008

          ------------------------------------------------------------
            (Title of each class of Securities covered by this Form)

                                      None
          ------------------------------------------------------------
   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


     Rule 12g-4(a)(1)(i)      [ x ]       Rule 12h-3 (b)(1)(ii)   [   ]
     Rule 12g-4(a)(1)(ii)     [   ]       Rule 12h-3 (b)(2)(i)    [   ]
     Rule 12g-4(a)(2)(i)      [   ]       Rule 12-h-3(b)(2)(ii)   [   ]
     Rule 12g-4(a)(2)(ii)     [   ]       Rule 15d-6              [   ]
     Rule 12h-3(b)(1)(i)      [   ]

Approximate number of holders of record as of the certification or notice date:
0

Pursuant to the requirements of the Securities Exchange Act of 1934, Weirton Steel Corporation caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: December 1, 2004                     By: /s/  Robert A. Fletcher
                                               ---------------------------------
                                               Name:  Robert A. Fletcher
                                               Title: Liquidating Trustee